

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2011

Marcus P. Thompson
Stephane Biehler
Alpha Beta Netherlands Holding N.V.
Herengracht 450
1017CA Amsterdam
The Netherlands

> **Re:** **Alpha Beta Netherlands Holding N.V.**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed May 2, 2011**
> **File No. 333-173347**

Dear Mr. Thompson and Mr. Biehler:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We refer you to comment 1 in our letter dated April 28, 2011, and the text included on page 241 of the Registration Statement in response to the comment. Please clarify to us, and in the new disclosure on page 241, what you mean by "all other relevant accounts" in the first paragraph of the new text on page 241. It is not clear from the current disclosure whether Clearstream holds some Iranian customer accounts that are not blocked pursuant to the EU and U.S. Iran sanctions regulations and, if such is the case, why only certain of the Iranian customer accounts are blocked.

2.   Please update the disclosure to address recent developments with respect to the potential competing bid by the NASDAQ OMX Group for NYSE Euronext. We note that NASDAQ OMX Group filed a Form 8-K stating that it will file an exchange offer/prospectus with respect to its exchange offer during May, in which it will offer to exchange each share of NYSE Euronext for $14.24 in cash, 0.4069 shares of NADAQ OMX common stock and 0.1436 shares of ICE common stock. Describe any risks presented by this potential competing offer by the NASDAQ OMX Group.

Dilution, page 181

3.   We note your response to our prior comment 12 and your revision to your filing. Please revise your filing to include disclosure for the change in per share amount and percentage change for net tangible book value, as you have provided for net book value on page 182.

4.   We note your column for 'NYSE Euronext equivalent' and footnote (4) to the table on page 181. Please tell us how you determined it was appropriate to allocate 0.47 of Holdco's 'Net book value per share' and 'Net tangible book value per share' in this column.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Deutsche Börse Group

Results of operations, financial position and net assets as of 1st Quarter 2011

Operating efficiency programme, page 303

5.   We note your disclosure that Deutsche Börse Group expects a savings volume of around €115 million and that Deutsche Börse Group issued guidance for 2011 operating costs of €890 million. Please tell us how this disclosure complies with Item 10(b) of Regulation S-K.

Financial position

Cash flow, page 307

6.   Please tell us how your presentation of free cash flow complies with Item 10(e) of Regulation S-K.

Capital management, page 308

7.   Please tell us how your presentation of relevant interest expense and EBITDA complies with Item 10(e) of Regulation S-K.

Incorporation of Certain Documents by Reference, page 504

8.   We note that you have revised the incorporation by reference table to remove the NYSE Euronext Form 10-K, but that you continue to incorporate by reference certain Forms 8-K and subsequently filed Exchange Act reports. Please advise us how this is consistent with the incorporation by reference provisions of Form F-4. Alternatively, please either incorporate the Form 10-K or cease utilizing the incorporation by reference provisions.

Consolidated Financial Statements of Deutsche Börse AG

Report of Independent Registered Public Accounting Firm, page FIN-52

9.   Please have your auditors revise their opinion to include the country from which the audit report has been issued. Reference is made to PCAOB AS 1.

Unaudited Condensed Consolidated Interim Financial Statements of Deutsche Börse Group

Notes to the condensed consolidated interim financial statements (unaudited)

1. Accounting policies, page FIN-171

10.   Please revise your filing to explicitly state that the interim financial statements comply with IAS 34.

Exhibit 5—Legal Opinions

11.   We note your revised disclosure on page 414 regarding the registrant's capital increase, including the statement that Holdco will not have sufficient authorized shares until immediately before the issuance of the shares on the closing date. We also note your revisions to the Exhibit 5 opinions. Because the legal opinions are subject to conditions related to authorization, please acknowledge that you will file unqualified opinions from counsel by post-effective amendment or on Form 6-K (assuming you are permitted to forward incorporate by reference) before closing.

Intended Structural Measures, ALT-90

12.   Refer to your response to prior comment 34 and the revised disclosure on pages ALT-93 and ALT-94. Confirm in the prospectus that US shareholders will be included in any subsequent squeeze out transaction, and will be treated the same as other shareholders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jennifer Monick at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. For questions relating to tender offer rules, contact Christina Chalk, Senior Special Counsel in the Office of Mergers and Acquisition, at (202) 551-3263. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3852.

Sincerely,

Michael McTiernan
Assistant Director

cc: David Karp
        Wachtell, Lipton, Rosen & Katz
        Via facsimile
        (212) 403-2000

        Scott Sonnenblick
        Linklaters LLP
        Via facsimile
        (212) 903-9100